

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

Via E-mail
Tamara D. Fischer
Chief Financial Officer
National Storage Affiliates Trust
5200 DTC Parkway, Suite 200
Greenwood Village, CO 80111

>   **Re: National Storage Affiliates Trust**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form S-11**
>   **Submitted December 23, 2014**
>   **CIK No. 0001618563**

Dear Ms. Fischer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to our prior comment 1(a). You state there are four Northwest properties, four Optivest properties and one Guardian property are not being acquired from Northwest, Optivest and Guardian and they are being acquired from third parties. Please clarify for us how you determined these nine properties are being acquired from third parties and not Northwest, Optivest, and Guardian. Please revise your filing to clarify the seller of these nine properties.

Prospectus Summary, page 1

2. We note your response to our prior comment two and your revisions to your filing. Please further revise the disclosure throughout the filing to disaggregate the properties in the In-Place Portfolio by those acquisitions that have closed and those that are considered probable of closing. Your revisions should be to any discussion of your In-Place Portfolio within your filing and should be disaggregated by PRO, when applicable.

Prospectus Summary

Our Business and Growth Strategies

Acquire Built-in Pipeline of Target Properties from Existing PROs, page 8

3. We note your revised disclosure in response to comments 3 and 6 of our letter dated December 18, 2014. Your revised disclosure appears to indicate that there are only 6 properties in your pipeline which need to achieve targeted occupancy before you would make an offer for acquisition. If true, please revise your disclosure to clarify. Please also clarify that the table on page 9 reflects the years in which you expect indebtedness to reach acceptable levels for the number of properties for which that is the case, or the years in which you expect occupancy to reach acceptable levels for the number of properties for which that is the case.

4. We note your response to comment 4 of our letter dated December 18, 2014. Please revise your disclosure in the prospectus to disclose the three criteria that permit a property to enter your pipeline.

5. We note your response to comment 5 of our letter dated December 18, 2014 and reissue portions of that comment. Specifically, it appears that you have not entered into negotiations to purchase 114 of your 115 pipeline properties. Please clearly disclose this fact. Additionally, it appears that you have one property under contract and have contractual rights to acquire 30 properties in which your PROs have an ownership interest (i) in the event that a PRO seeks to transfer such interests or (ii) upon maturity of outstanding indebtedness encumbering such properties so long as the occupancy of such properties is consistent with average local market levels at such time. It appears that you do not have any contractual rights to acquire the remaining properties in your pipeline. Please clearly disclose this fact.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Information

(BB) Impact of Acquisitions for 2014, page F-12

6.   We have considered your response to our prior comment 11. In your response, you indicate that a portion of adjustments included in the "other" column are based on an estimate derived from the operations of the respective property subsequent to acquisition. Please provide us with a schedule detailing the amount of your pro forma adjustments that are based on an estimate. Please provide this information for each line item disclosed in the table on page F-13.

        You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3655 with any other questions.

                                Sincerely,

                                /s/ Sonia Gupta Barros

                                Sonia Gupta Barros
                                Assistant Director

cc: Andrew S. Epstein, Esq.